**SCOTTRADE, INC.**

**BALANCE SHEET**
**AS OF SEPTEMBER 30, 2017**
**(Dollars in thousands)**

ASSETS:

| | |
|---|---:|
| Cash and cash equivalents | $ 79,606 |
| Cash and securities segregated under federal and other regulations | 3,658,287 |
| Receivable from brokers and dealers and clearing organizations | 208,762 |
| Receivable from customers — net of allowance for doubtful accounts of $1,881 | 3,221,374 |
| Other receivables | 15,382 |
| Receivable from affiliates | 2,749 |
| Property and capitalized software, at cost, net of accumulated depreciation and amortization of $1,575 | 33,371 |
| Deferred income taxes, net | 66,252 |
| Goodwill | 1,746,431 |
| Acquired intangible asset, net of accumulated amortization of $3,086 | 970,914 |
| Other assets | 27,001 |
| TOTAL | $ 10,030,129 |

LIABILITIES:

| | |
|---|---:|
| Payable to brokers and dealers and clearing organizations | $ 352,203 |
| Payable to customers | 6,192,574 |
| Payable to affiliates | 8,664 |
| Accounts payable and accrued liabilities | 191,407 |
| Total liabilities | 6,744,848 |

STOCKHOLDER'S EQUITY:

| | |
|---|---:|
| Common stock — no par value: | |
| Class A, voting — authorized, 750 shares; issued, 166 shares; outstanding, 10 shares | - |
| Class B, non-voting — authorized, 7,500,000 shares; issued, 1,563,505 shares; outstanding, 0 shares | - |
| Additional paid-in capital | 3,347,669 |
| Accumulated deficit | (2,885) |
| Treasury Stock — at cost: | |
| Class A — 156 shares | (6) |
| Class B — 1,563,505 shares | (59,497) |
| Total stockholder's equity | 3,285,281 |
| TOTAL | $ 10,030,129 |

See notes to balance sheet.